Exhibit 2(a)

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of May 16, 2019, by and among Sharyland Utilities, L.P, a Texas limited partnership (“SU”), Sharyland Distribution & Transmission Services, LLC, a Texas limited liability company (“SDTS”), and Oncor Electric Delivery Company LLC, a Delaware limited liability company (“Oncor”). Each of SU, SDTS and Oncor is sometimes referred to individually in this Amendment as a “Party” and they are collectively referred to in this Amendment as the “Parties.”

RECITALS

WHEREAS, the Parties are parties to that certain Agreement and Plan of Merger, dated as of October 18, 2018 (the “Merger Agreement”);

WHEREAS, in accordance with Section 11.12 of the Merger Agreement, the Parties desire to amend the Merger Agreement as set forth herein.

AGREEMENT

NOW, THEREFORE,  in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

Section 1. Definitions.  Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement, as amended hereby.

Section 2. Amendments to the Merger Agreement.

(a)   The Exhibits to the Merger Agreement are hereby amended as follows:

(i)   Exhibit C (Form of O&M Agreement) of the Merger Agreement is hereby deleted in its entirety and replaced with a revised Exhibit C attached hereto as Exhibit A;

(b)   The Schedules to the Merger Agreement are hereby amended as follows:

(i)   Schedules A through J to the Merger Agreement are hereby deleted in their entirety and replaced with revised Schedules A through J attached hereto as Exhibit B;

(ii)  Section 4.08(b)(iii) (NTX Easements) to the SU Disclosure Schedule is hereby deleted in its entirety and replaced with a revised Section 4.08(b)(iii) attached hereto as Exhibit C;

Section 3. References to and Effect on Merger Agreement.  On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” or words of similar import referring to the Merger Agreement, and any reference to the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall mean the Merger Agreement as amended by this Amendment.  The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein.  Except as set forth in this Amendment, the terms of the Merger Agreement are unchanged and remain in full force and effect.  The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Parties under the Merger Agreement, nor constitute a waiver of any provision of the Merger Agreement.

Section 4. Governing Law.  This Amendment and all disputes or controversies arising out of or relating to this Amendment shall be governed by and construed and interpreted in accordance with the internal Laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 5. Facsimiles; Counterparts.  This Amendment may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document. Any Party’s delivery of any executed counterpart signature page by facsimile (or electronic .pdf format transmission) is as effective as executing and delivering this Amendment in the presence of the other Parties, and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

Section 6. Headings. Titles appearing at the beginning of any Sections of this Amendment are for convenience only, do not constitute any part of this Amendment, and shall be disregarded in construing the language hereof.

[Signature pages follow]

IN WITNESS WHEREOF, each Party has caused this Amendment to be executed by its respective duly authorized officers as of the date first above written.

SU:

Sharyland Utilities, L.P.,
a Texas limited partnership

By:	/s/ Greg Wilks
	Name:	Greg Wilks
	Title:	Chief Financial Officer

SDTS:

Sharyland Distribution & Transmission Services, L.L.C.,
a Texas limited liability company

By:	/s/ Brant Meleski
	Name:	Brant Meleski
	Title:	Senior Vice President and Chief Financial Officer

ONCOR:

Oncor Electric Delivery Company LLC
a Delaware limited liability company

By:	/s/ Don J. Clevenger
	Name:	Don J. Clevenger
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT A

(See attached.)

OPERATION AGREEMENT

This OPERATION AGREEMENT (this “Agreement”) is entered into as of May 16, 2019 (the “Effective Date”) by and between Oncor Electric Delivery Company LLC, a Delaware limited liability company (“Oncor”), and Sharyland Utilities, L.P., a Texas limited partnership (“SU”).  Capitalized terms used in this Agreement have the meanings assigned to them in Section 1.

RECITALS

WHEREAS, on October 18, 2018, InfraREIT, Inc., a Maryland corporation (the “Company”), Oncor, 1912 Merger Sub LLC, a Delaware limited liability company (“Merger Sub”), Oncor T&D Partners, LP, a Delaware limited partnership (“Merger Partnership”), and InfraREIT Partners, LP, a Delaware limited partnership (the “Partnership”) entered into an Agreement and Plan of Merger (the “HIFR Merger Agreement”), pursuant to which, among other things, (i) the Company will merge with and into Merger Sub, with Merger Sub being the surviving entity (the “Company Merger”), and (ii) immediately following the Company Merger, Merger Partnership will merge with and into the Partnership, with the Partnership being the surviving entity (the “Partnership Merger” and, together with the Company Merger, the “Mergers”);

WHEREAS, on October 18, 2018, SU and Sharyland Distribution & Transmission Services, L.L.C., a Texas limited liability company (“SDTS”) among others, entered into an Agreement and Plan of Merger, which may be amended from time to time (the “Asset Exchange Merger Agreement”), pursuant to which, through the joint survivor merger of SU and SDTS (the “Asset Exchange”), (i) SU has agreed to allocate to SDTS, and SDTS has agreed to accept and assume, certain assets and liabilities and (ii) SDTS has agreed to allocate to SU, and SU has agreed to accept and assume, certain assets and liabilities, in each case as more specifically described in the Asset Exchange Merger Agreement;

WHEREAS, on October 18, 2018, SU, SU Investment Partners, L.P., a Texas limited partnership, Sempra Texas Utilities Holdings I, LLC, a Delaware limited liability company (“Sempra”) and Sempra Energy, a California corporation, entered into a Securities Purchase Agreement pursuant to which Sempra has agreed to purchase limited partnership interests in SU representing 50% of the economic interest in SU (the “SU Purchase” and collectively with the Mergers and the Asset Exchange, the “Transactions”); and

WHEREAS, in connection with the consummation of the Transactions, on the date hereof, Oncor, as a subsidiary of Sempra, and an affiliate of SU as that term is defined pursuant to the Public Utility Regulatory Act (“PURA”) and Public Utility Commission of Texas (“PUCT”) rules, has agreed as an accommodation to SU to provide certain operations services with respect to the SU Assets pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises, the terms and conditions set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Oncor and SU agree as follows:

SECTION 1.    Definitions; Rules of Construction.    As used in this Agreement, the terms set forth below shall have the following meanings:

“Affiliate” has the meaning set forth in PURA and PUCT rules.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Ancillary Agreements” has the meaning set forth in the Asset Exchange Merger Agreement.

“Asset Exchange” has the meaning set forth in the recitals to this Agreement.

“Asset Exchange Merger Agreement”  has the meaning set forth in the recitals to this Agreement.

“Claim” means any demand, claim, lawsuit, investigation, proceeding, cause of action or chose in action, right of recovery or right of set-off of any kind or character.

“Company” has the meaning set forth in the recitals to this Agreement.

“Company Merger” has the meaning set forth in the recitals to this Agreement.

“Covered Persons” has the meaning set forth in Section 9(a) of this Agreement.

“DC Tie” shall mean the two 150-megawatt high-voltage direct current ties between Texas and Mexico and related inventory and other assets.

“Effective Date” has the meaning set forth in the preamble to this Agreement.

“ERCOT” has the meaning set forth in Section 2.1(b) of this Agreement.

“Expansion” means the addition of equipment or components to an SU Asset in order to (a) interconnect new, contiguous transmission facilities or (b) provide for a change of electrical characteristics or properties resulting in an increase of or material change to the original size or design of the SU Asset.

“FERC” has the meaning set forth in Section 2.1(b) of this Agreement.

“Good Utility Practice” has the meaning set forth in the PUCT rules.

“HIFR Merger Agreement”  has the meaning set forth in the recitals to this Agreement.

“Laws” has the meaning set forth in the Asset Exchange Merger Agreement.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding by or before any court or other governmental entity, whether civil, criminal or investigative.

“Losses” means, without duplication, any and all Claims, judgments, awards, losses, damages, costs, liabilities, obligations and expenses, including reasonable Third Party legal fees and expenses, interest, penalties and reasonable expenses of investigation, whether involving a dispute solely between the parties hereto or otherwise.

“Merger Partnership” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the recitals to this Agreement.

“Mergers”  has the meaning set forth in the recitals to this Agreement.

“NERC” has the meaning set forth in Section 2.1(b) of this Agreement.

“Oncor” has the meaning set forth in the preamble to this Agreement.

“Operations Services” shall mean all services described in Exhibit A that are to be provided by Oncor to SU pursuant to this Agreement.

“Partnership” has the meaning set forth in the recitals to this Agreement.

“Partnership Merger” has the meaning set forth in the recitals to this Agreement.

“Party” shall mean Oncor or SU, as applicable.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any governmental entity.

“PUCT” has the meaning set forth in the recitals to this Agreement.

“PURA” has the meaning set forth in the recitals to this Agreement.

“Reliability Standards” has the meaning set forth in Section 2.2(a) of this Agreement.

“Reliability Standards Compliance Services” has the meaning set forth in Section 2.2(a) of this Agreement.

“SDTS” has the meaning set forth in the recitals to this Agreement.

“Security Regulations” has the meaning set forth in Section 7 of this Agreement.

“Sempra” has the meaning set forth in the recitals to this Agreement.

“Service Consents” has the meaning set forth in Section 2.3(a) of this Agreement.

“Services” shall mean the Operations Services set forth in Exhibit A, and services described in Section 2 of this Agreement, as applicable, with respect to the SU Assets, in keeping with the obligations and responsibilities of (i) a Transmission Operator as defined under the NERC rules and functional model and the ERCOT Protocols and Operating Guides, and (ii) as determined by the Parties pursuant to Section 2.1(b).

“STX Assets” has the meaning set forth in the Asset Exchange Merger Agreement.

“SU” has the meaning set forth in the preamble to this Agreement.

“SU Assets” means the (i) STX Assets, including the DC Tie, (ii) the N. Edinburg to Palmito 345 kV transmission line and associated facilities located in south Texas and known as the Cross Valley project, and (iii) Expansions and Upgrades.

“SU Purchase” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any other Person of which (i) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (ii) a general partner interest or (iii) a managing member interest, is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Systems” has the meaning set forth in Section 7 of this Agreement.

“Tax” or “Taxes” has the meaning set forth in the Asset Exchange Merger Agreement.

“Terminating Party” has the meaning set forth in Section 11.2 of this Agreement.

“Third Party” shall mean any Person that is not a member, partner, employee, Affiliate, or agent of Oncor or SU.

“Third-Party Provider” has the meaning set forth in Section 2.5 of this Agreement.

“Transactions” has the meaning set forth in the recitals to this Agreement.

“TRE” has the meaning set forth in Section 2.1(b) of this Agreement.

“Upgrade” means the replacement of existing equipment or components to an SU Asset in order to increase electrical capacity or reliability and which has no material increase or material change to the SU Asset size or design.

In addition, certain terms are defined in Exhibit A hereto, and such terms shall have the meanings ascribed to them in such exhibit.  Capitalized terms used in this Agreement without definition shall have the respective meanings assigned to them in the Asset Exchange Merger Agreement.

SECTION 2.    Performance of Services.

2.1    General.

(a)    Upon the terms and conditions set forth in this Agreement, Oncor shall provide the Services, as applicable, to SU and its Subsidiaries during the respective periods set forth in Exhibit A, and in Section 11.4, as applicable (unless such Services are earlier terminated pursuant to Section 11.3).  SU and its Subsidiaries shall comply in all material respects with all applicable policies and procedures of Oncor as provided to SU and its Subsidiaries from time to time, including any changes required by applicable Law; provided, however, that Oncor will use commercially reasonable efforts to comply with SU’s policies and procedures if agreed by the Parties or reasonably necessary to comply with the applicable tariff.  SU acknowledges and agrees that, after the expiration or termination of the obligations of Oncor to provide specific Services pursuant to this Agreement and any applicable transition period, SU shall be solely responsible for providing or arranging for the provision of similar or replacement services, and neither Oncor nor any of its Affiliates shall be responsible for any Losses or other consequences arising from the inability or failure on the part of SU or its Subsidiaries or any of its Affiliates to provide similar or replacement services for itself or to arrange for such services to be provided by Third Parties.

(b)    The Parties acknowledge and agree that Oncor and SU will, at least annually or on a more frequent schedule agreed to by the Parties, coordinate in good faith to review and update, as necessary, the respective roles and responsibilities of the Parties consistent with Oncor’s provision of the Operations Services as a Transmission Operator and SU’s obligations as the owner of the SU Assets.  This assignment of roles between the Parties will be guided by: (i) North American Electric Reliability Corporation’s (“NERC”) designation of functions as Transmission Operator functions; (ii) NERC’s designation of functions as Transmission Owner functions; (iii) the Electric Reliability Council of Texas’ (“ERCOT”) designation of functions as Transmission Operator functions; and (iv) ERCOT’s designation of functions as Transmission Service Provider functions.  This assignment of roles will include the Parties’ respective responsibilities for regulatory compliance obligations and reporting to NERC, the Federal Energy Regulatory Commission (“FERC”), the Texas Reliability Entity (“TRE”), ERCOT, and the PUCT.

(c)    SU shall provide all data, books, records, drawings, and other documentation requested by Oncor related to the historical operations of the SU Assets.

(d)    By September 15th of each year during the term of this Agreement or during the transition period provided for in Section 11.4, Oncor agrees to prepare annual budget forecasts related to the Services, including forecasts for operation expenses, and submit those budget forecasts to SU.

(e)    To the extent that the responsibility for any services necessary to adequately operate SU Assets is not clearly addressed or assigned by this Agreement, the Parties agree to act in good faith and cooperate to determine the responsible Party and ensure the safe and reliable operation of the SU Assets consistent with Good Utility Practice, Reliability Standards, and other applicable legal requirements.

(f)    All services performed by Oncor under this Agreement shall be performed pursuant to applicable PUCT rules, ERCOT Protocols and Operating Guides, and all other relevant laws and industry standards.

2.2    Reliability Standards Compliance.

(a)    After consummation of the Transactions, Oncor shall provide to SU all Transmission Operator services necessary for compliance with reliability standards approved by FERC and developed and enforced by NERC or any other successor electric reliability organization designated by FERC, and TRE or any other successor regional entity designated by FERC (collectively, “Reliability Standards”), except that Oncor will not be responsible for providing service, and will rely on SU, when it becomes necessary to address compliance with Reliability Standards, to (i) provide data only available to SU; (ii) take action in the field, such as action inside an SU station or physical interaction with an SU facility; or (iii) coordinate protection system schemes.  Oncor’s services shall include, but are not limited to, (i) identification, negotiation, and completion of any necessary new or modified registrations at NERC or TRE as a result of the Transactions or this Agreement; (ii) implementation of the applicable policies and procedures that Oncor deems necessary for compliance with applicable Reliability Standards; (iii) review of newly proposed or amended Reliability Standards for applicability; (iv) evaluation of potential non-compliance circumstances, determination of whether a potential non-compliance circumstance exists, preparation and submission of any necessary report or log of that potential non-compliance circumstance, negotiation with FERC, NERC, or TRE as required concerning that report or log of potential non-compliance, and determination of the appropriate resolution of that report or log; (v) payment of any penalty assessed as a result of a potential non-compliance circumstance; and (vi) preparation for and representation of Oncor, SU, or both during any compliance engagement with FERC, NERC, or TRE and during any subsequent related interactions (the “Reliability Standards Compliance Services”).  Those services do not include actions that must be taken in the field (for example, inside SU stations or physical interactions with SU facilities), the provision of data not in Oncor’s possession, and system protection coordination.  For the avoidance of doubt, except as described above, Oncor shall fulfill all Transmission Operator obligations for SU.  In addition, Oncor will provide similar services for any other FERC, NERC, TRE (or successor entities) functions assigned between the Parties pursuant to Section 2.1(b) of this Agreement.

(b)    Oncor will be responsible for evaluating and addressing all potential non-compliance issues that become known after consummation of the Transactions, regardless of when the underlying event occurred.  For the avoidance of doubt, Oncor’s responsibilities and potential liability under this Section 2.2(b) are limited to potential non-compliance issues regarding the NERC Transmission Operator functions.  Except as provided under Section 9 of this Agreement, Oncor shall not be liable for potential non-compliance issues regarding SU’s obligations as the owner of the SU Assets.

(c)    Notwithstanding any Third-Party action that constitutes force majeure under Section 5.3 of this Agreement or anything in any other Ancillary Agreement, SU shall reimburse Oncor for any penalties assessed by FERC, NERC, or TRE for an action taken or a failure to act that constitutes a failure to comply with an applicable Reliability Standard if that action or failure to act occurred before consummation of the Transactions or is a non-compliance issue regarding SU’s obligations as the owner of the SU Assets, or SU’s obligations as agreed by the parties under Section 2.1(b) and Section 2.2(a).    For the avoidance of doubt, SU shall be obligated to reimburse Oncor for all penalties assessed by FERC, NERC, or TRE, or related settlement amounts, stemming from all instances of noncompliance found in SU’s 2018 TRE audit; provided, however, that SU shall not be obligated to reimburse Oncor for any settlement regarding such penalties entered into or otherwise accepted without the prior written consent of SU.  Oncor shall pay any penalties assessed by FERC, NERC, or TRE for an action taken or a failure to act by Oncor as the Transmission Operator after consummation of the Transactions and during the term of this Agreement.

(d)    SU agrees to provide to Oncor documentation, where available, and reasonable assistance needed to demonstrate compliance with applicable Reliability Standards and to support the investigation of any potential non-compliance circumstances.

(e)    Oncor agrees to provide to SU (i) notice of an initiation of any NERC or TRE audit as soon as practicable; (ii) the results of any NERC or TRE audit within five (5) days of receiving those results; and (iii) upon reasonable request from SU, information about a NERC or TRE audit during the pendency of any such audit.

2.3    Third-Party Consents.

(a)    The Parties acknowledge and agree that it may be necessary to obtain from Third Parties certain consents, permits, licenses, and/or sublicenses (the “Service Consents”) in order for (i) Oncor to use third-party applications, systems, networks, services and the like in the provision of certain Services and/or (ii) SU and its Subsidiaries to receive certain Services.

(b)    The Parties will cooperate to obtain the Service Consents; provided, however, that if the necessary consents cannot reasonably be obtained in a timely manner without commercially unreasonable effort or expense, the Parties hereto will cooperate in good faith to arrange for mutually acceptable alternative methods of delivering any applicable Service.

2.4    No Representations.  Except as specifically provided in this Section 2 and the applicable portion of Exhibit A regarding a particular Service, Oncor is not making any express or implied representation, warranty or guaranty relating to the Services to be performed by Oncor under this Agreement, including, without limitation, any warranty of merchantability or fitness for a particular purpose.

2.5    Third-Party Providers.  The Parties acknowledge and agree that certain of the Services hereunder may be provided to or for the benefit of SU or its Subsidiaries by Third Parties (each, a “Third-Party Provider”) on behalf or at the request of Oncor.  Nothing in this Agreement will be construed to limit Oncor’s right to administer, in its sole discretion, its relationships with Third-Party Providers, including, but not limited to, Oncor’s right to amend, modify or terminate existing contracts with Third-Party Providers or enter into new contracts with Third-Party Providers.  Any Third-Party Providers used in the course of providing the Services will be engaged on substantially similar terms as Oncor’s business practices for the applicable services, including with respect to minimum insurance requirements, warranties, and other customary terms.

SECTION 3.    Pricing; Payment Terms.

3.1    Pricing.  Oncor will provide Services at cost, billed in accordance with Section 3.2, which will (a) compensate Oncor fully for its direct, overhead, and indirect costs, depreciation on assets acquired or used to provide Services to SU, and carrying costs between incurrence and payment for Services, (b) be through direct charges or determined under an allocated cost methodology that is intended to allow SU to recover such costs in rates, and (c) include all allocations, expenses, costs and any other charges, including those incurred pursuant to Section 2.5, which may be recovered by SU pursuant to Section 3.1(a).  Any amounts due under this Agreement shall not include a markup or profit nor be higher than the fees and rates charged by (i) the Third-Party Providers to Oncor or, (ii) Oncor for the same item or class of items to Oncor’s other Affiliates or divisions or a non-Affiliated Person within the same market area or having the same market conditions, as applicable and as contemplated by PURA and PUCT rules.  If the PUCT determines in a final order that Oncor’s allocated cost methodology under this Section 3 did not or does not allow Oncor to recover its costs for the Services, the Parties acknowledge and agree that the allocated cost methodology under this Section 3 shall be modified consistent with such final order, and Oncor shall re-invoice SU consistent with such final order.

3.2    Payment Terms.  Any amounts due under this Agreement shall be billed and paid for in the following manner:  (a) Oncor shall invoice SU on a monthly basis for all Services delivered during the preceding month; (b) each such invoice shall include a reasonably detailed breakdown of costs and expenses in accordance with Section 3.1 in connection with such Services, if any; (c) each such invoice shall be payable by SU within 30 days of receipt thereof; and (d) payment of all invoices in respect of the applicable Services provided hereunder shall be made in U.S. Dollars ($) payable by SU by wire transfer of immediately available funds to such account or accounts as may be designated from time to time by Oncor.  If SU disputes the accuracy of any such invoice, SU shall pay to Oncor the undisputed amount and the Parties shall, without prejudice to Oncor’s rights pursuant to Section 11.2 or Section 17, promptly work in good faith to resolve any disputed amounts.  If SU fails to pay in full any invoice when due (other than any such amount that is being disputed by SU in good faith, except to the extent that it is ultimately determined that such disputed amount is validly due and owed to Oncor), interest shall accrue daily on the unpaid amount from the date when due until such amounts are paid at a rate equal to 5% per annum.

SECTION 4.    Taxes.  Each Party shall be solely responsible for the reporting, withholding, and payment of (a) any real or personal property Taxes on property it owns or leases, (b) franchise, margin, privilege and similar Taxes on its business, (c) the employment Taxes of its employees and (d) Taxes based on its income or gross receipts; provided, for the avoidance of doubt, nothing in this Section 4 shall change the allocation of liability with respect to Taxes as set forth in the Asset Exchange Merger Agreement.

SECTION 5.    Limitations.

5.1    Cooperation.  SU shall, and shall cause its Subsidiaries to, use all reasonable efforts to cooperate with Oncor and any Third-Party Provider in order to facilitate the provision and receipt of the Services hereunder.  In addition, Oncor shall, and cause any Third-Party Providers to, use all reasonable efforts to cooperate with SU and its Subsidiaries in order to ensure the proper provision of the Services.  Each Party acknowledges that the provision of the Services by Oncor is dependent upon such reasonable cooperation.  If any failure of SU to comply with this Section 5.1 prevents Oncor or any Third-Party Provider from providing any Services, Oncor shall give notice to SU in writing and shall be relieved, for as long as such failure continues, of its obligation to provide the relevant Services to the extent such failure renders such provision of Services unduly burdensome or commercially unreasonable.

5.2    Changes in Laws.  Neither Party shall be required to perform any obligation under this Agreement to the extent performance of such obligation is prohibited by, or would require the Party to violate, any applicable Law, including without limitation any rule or regulation promulgated by the PUCT or ERCOT.

5.3    Force Majeure.  Oncor shall not be responsible or liable to SU or any of its Affiliates, directors, officers, employees, or representatives for any delay or failure to perform under this Agreement due to circumstances beyond its control, including any acts of God, acts of any governmental entity or military authority, fires, explosions, power failures, telecommunications service failures, floods, storms, tornadoes, earthquakes, elements of nature, epidemics, riots or civil disturbances, wars, sabotage, terrorism, rebellions or revolutions or similar events and any delays or failures caused by the nonperformance on the part of SU or its Affiliates (other than Oncor) or the nonperformance on the part of any Third Party engaged by or under the control or responsibility of Oncor.  Oncor will promptly notify SU in writing upon learning of the occurrence of such event of force majeure and detailing which Service (or portion of any Service) is directly impacted by such event of force majeure.  Oncor will use commercially reasonable efforts and in keeping with NERC and TRE requirements and Good Utility Practice to resume its performance of such impacted Services as promptly as reasonably practicable after the cessation of the force majeure event.

SECTION 6.    Confidentiality.  Each Party recognizes that, in the course of performing or receiving, as applicable, the Services hereunder, it may acquire proprietary, secret or confidential information concerning the business and operations of the other Party or its Affiliates.  Accordingly, each Party covenants to the other Party that it will not, and it will not permit any of its Affiliates to, except in connection with the enforcement of its rights under this Agreement or with the prior written consent of the other Party, disclose to any Third Party any proprietary, secret or confidential information obtained in connection with this Agreement and relating to the other Party or its Affiliates or their respective businesses and operations.  The foregoing obligations of each Party receiving proprietary, secret or confidential information shall not apply to any information that (x) is or becomes generally available to the public other than as a result of disclosure by such Party or its Affiliates, (y) was or becomes  available on a non-confidential basis to such Party from a source other than the other Party (other than in connection with the provision of Services hereunder) or (z) is required to be disclosed by such Party under applicable Law.

SECTION 7.    Systems Access.  To the extent that a Party and/or its Affiliates is given access to the computer systems, infrastructure, databases, software, facilities, or networks of the other Party or any Third-Party Provider (“Systems”) in connection with the performance or receipt of Services hereunder, such access shall be limited to access in connection with performance or receipt, as applicable, of such Services.  Each Party shall cause its personnel and any personnel of its Affiliates with such access to comply with the system security policies, standards, procedures and requirements of the other Party or any Third-Party Provider, as reasonably revised from time to time, with regard to the Systems or in any applicable license agreement or lease agreement in effect with regard to the Systems (the “Security Regulations”), and will not tamper with, compromise or circumvent any security or audit measures employed by the other Party or any Third-Party Provider, as applicable; provided, in either case, that such Party has prior notice of the applicable Security Regulations or security or audit measures.

SECTION 8.    Relationship of the Parties.  In connection with this Agreement, Oncor is acting as an independent contractor and Affiliate provider of services as defined in PURA and PUCT rules.  However, Oncor shall not have any authority to bind or commit SU or any of its Subsidiaries.  Nothing in this Agreement will be deemed or construed to create a joint venture, partnership or agency relationship between the Parties for any purpose.  Oncor will have the sole right to exercise all authority with respect to, and the sole responsibility for, the employment (including termination of employment), assignment, and compensation of its employees and representatives providing services hereunder.  Oncor will have the sole right to control and directly supervise the method, manner, and details of the Services as long as they are consistent with Good Utility Practice, Reliability Standards, and all other applicable Laws and standards.

SECTION 9.    Indemnification.

(a)    SU shall indemnify, defend and hold harmless Oncor and each of its Affiliates, and each of their respective officers, directors, employees, members, managers, partners, agents, representatives and successors and assigns (such persons or entities being referred to, in relation to Oncor and its Affiliates, as their “Covered Persons”), from and against any and all Losses incurred by Oncor or its Affiliates or their respective Covered Persons based upon or arising from any Claim asserted or commenced against or sought to be imposed on any such persons by a Third Party as a result of or in connection with the provision of Services by Oncor or a Third-Party Provider (regardless of whether such Losses arise from the negligence or other fault of Oncor or any of its Affiliates or any of their Covered Persons or Third-Party Providers), except to the extent that such Losses are determined by final judgment of a court of competent jurisdiction to result from the gross negligence or willful misconduct of Oncor or any of its Affiliates.

(b)    If (A) any (i) Claim asserted against Oncor, any of its Affiliates or any of their respective Covered Persons, or SU or any of its Affiliates or (ii) other Losses incurred by Oncor, any of its Affiliates or any their respective Covered Persons, or incurred by SU or any of its Affiliates, in either case, are the result of the action or inaction of a Third-Party Provider, and (B) any Losses resulting from such Claim or such other Losses would be covered by the terms of the applicable agreement between Oncor, or its Affiliate, and such Third-Party Provider, Oncor agrees to enforce (or cause its Affiliate to enforce) all of its applicable rights to recover any Losses available under the applicable Third-Party Provider agreement, and any amounts so recovered shall (x) reduce any amounts payable by SU to Oncor, any of its Affiliates or any of their respective Covered Persons under Section 9(a), if applicable, or (y) in the case of Losses incurred by SU or any of its Affiliates, shall be paid to SU in respect of such Losses.

(c)    Oncor will maintain at all times during the term of this Agreement, a liability insurance program for Oncor’s indemnities under this Agreement, which program may be based on any combination of commercial general liability or excess liability policies with coverages typical of like utilities and will include SU as an additional insured.

SECTION 10.    Limitation of Liability.

10.1    No Consequential Damages.  Except in the event of breaches of confidentiality, neither Party nor its Affiliates nor any of their respective Covered Persons shall be liable to the other Party for punitive, incidental, consequential, special or indirect damages, or loss of future profits, revenue or income, damages based on a multiple of earnings, diminution in value or loss of business reputation or opportunity in connection with this Agreement or relating to the breach or alleged breach of the Agreement, regardless of whether such damages or losses were foreseeable or would be recoverable under the standard set forth in Section 9.

10.2    Other Liability.  Neither Party nor its Affiliates nor any of their respective Covered Persons shall have any liability whatsoever to the other Party and its Affiliates in connection with this Agreement or the performance of Services hereunder (regardless of whether such liability arises from the negligence or other fault of such Party or any of its Affiliates or any of their respective Covered Persons), except to the extent such liability is determined by final judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of such Party or its Affiliates; provided, however, that in no event shall the liability of either Party, its Affiliates or their respective Covered Persons for Losses hereunder (notwithstanding the fact that such liability is or may be based on allegations of gross negligence or willful misconduct) exceed $500,000 in the aggregate.

10.3    Exceptions.  The limitations set forth in this Section 10 shall not apply to a Party’s payment obligations pursuant to Section 3.

SECTION 11.    Term and Termination.

11.1    Term.  The term of this Agreement shall begin on the Effective Date and remain in effect for 10 years or until terminated pursuant to Section 11.2.

11.2    Termination of this Agreement.  This Agreement or any Service hereunder may be terminated at any time by either Party (the “Terminating Party”) upon delivery of written notice to the other Party if:

(a)    the other Party makes an assignment for the benefit of creditors, or becomes bankrupt or insolvent, or is the subject of a petition in bankruptcy, or takes advantage of any state, federal or foreign bankruptcy or insolvency act, or if a receiver or receiver/manager is appointed for all or any substantial part of its property and business and such receiver or receiver/manager remains undischarged for a period of 15 days;

(b)    if Sempra is not a Consent LP at Sharyland Holdings, L.P., as defined in the Amended and Restated Limited Partnership Agreement of Sharyland Holdings, L.P.; or

(c)    the other Party materially defaults in the performance of any of its covenants or obligations contained in this Agreement and such default is not remedied to the nondefaulting Party’s reasonable satisfaction within 30 days after notice to the defaulting Party of such default.

11.3    Termination of Services. Without limiting Section 11.2,  Oncor’s obligation to perform, or SU’s obligation to receive, specific Services under this Agreement may be terminated in accordance with the applicable provisions set forth in Exhibit A;  provided, however, that SU may terminate the provision of any Service by Oncor at any time upon 30 days’ prior written notice.  Following termination of any Service pursuant to this Section 11.3, SU shall remain responsible for all accrued and unpaid payments pursuant to Section 3 with respect to such Service through the date of such termination.  At the time of termination, Oncor will provide SU with all data, books, records, drawings and other documentation contemplated in Section 2.1(c), including any data, books, records, drawings and other documentation that covers a transition period contemplated in Section 11.4;  provided, however, that Oncor shall not be required to provide SU with data or other documentation that is proprietary to Oncor except to the extent that such data or other documentation is necessary for the operation of SU Assets.  All proprietary information will be maintained confidentially pursuant to Section 6 and any other non-disclosure agreement negotiated by the parties.

11.4    Transition of Services After Termination.  In the event this Agreement is terminated for any reason, Oncor will continue to provide the Services until such time as SU is able to engage another provider for the Services or provide the Services itself, but in no event will the transition period be longer than twelve (12) months from the date of delivery of written notice of termination, provided that SU will use its reasonable best efforts to complete a transition within nine (9) months.  During the transition period, Oncor and its Affiliates will cooperate with SU and provide information and other support as reasonably necessary to effectuate the transition to a new provider of the Services.  In the event that additional time is required to transition the Services to another provider, SU will have the right to extend the transition period for Oncor’s provision of control room-related services for an additional six (6) months.  Upon termination, the Parties agree to cooperate and prepare an agreed transition plan in order to effectuate the efficient transition of Services to a new service provider so that SU Assets will continue to be safely and reliably operated during the transition period.

11.5    Effect of Termination.  Sections 1,  2.4,  3,  4,  6, and 9 through 16 shall survive any termination of this Agreement.

SECTION 12.    Integrated Contract; Exhibits.  This Agreement, including the Exhibits hereto, together with the Asset Exchange Merger Agreement and each of the Ancillary Agreements, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and cancels, merges and supersedes all prior and contemporaneous oral or written agreements, representations and warranties, arrangements and understandings relating to the subject matter hereof.  The Parties expressly represent that in entering into this Agreement: (a) they are not relying upon any statements, understandings, representations, expectations, or agreements other than those expressly set forth in this Agreement; (b) they have been represented and advised by counsel in connection with this Agreement, which they have entered into voluntarily and of their own choice, and not under coercion or duress; (c) they are relying upon their own knowledge and the advice of counsel; and (d) they knowingly waive any right to rescind or avoid this Agreement based upon presently existing facts, known or unknown.  All Exhibits hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  In the event of any conflict between the provisions of this Agreement (including Exhibits hereto), on the one hand, and the provisions of the Asset Exchange Merger Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

SECTION 13.    Amendment.  This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be altered only by an instrument in writing signed by each of the Parties hereto.  The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Party entitled to the benefits of such term, but such waiver shall be effective only if it is in a writing signed by the Party entitled to the benefits of such term and against which such waiver is to be asserted.  Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any Party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.

SECTION 14.    Assignment; Parties in Interest.  Neither this Agreement nor any of the rights or obligations of the Parties hereunder may be assigned without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.  Subject to the first sentence of this Section 14, this Agreement shall be binding upon the Parties hereto and their respective successors and assigns and shall inure to the benefit of the Parties hereto and their respective successors and assigns and the parties indemnified pursuant to Section 9, and no other Person shall have any right, obligation or benefit hereunder.  Any attempted assignment in violation of this Section 14 shall be void.

SECTION 15.    Books and Records.  Oncor will keep and maintain all financial and tax-related books, all records and other documents related to the Services provided by Oncor that are required to be kept and maintained under its document retention policy, or a document retention policy provided by SU and reasonably agreed by Oncor, and shall make such books and records available to SU upon reasonable notice for reasonable business purposes and during normal business hours.

SECTION 16.    No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and the other Persons identified in Section 14, and nothing herein expressed or implied shall give or be construed to give any other Person any legal or equitable rights, obligations or benefits hereunder.

SECTION 17.    Notices.  All notices, requests, permissions, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) three business days after they have been sent by registered or certified mail, postage prepaid, (b) when sent, if sent e-mail transmission (provided that no rejection message is received), (c) when delivered, if delivered personally to the intended recipient, and (d) two business days after they have been sent by overnight delivery via recognized international courier service, in each case, addressed to a Party at the following address for such Party:

If to Oncor:

[      ]

[      ]

[      ]

Attn: [      ]

Tel:  [      ]

E-mail: [      ]

If to SU:

[      ]

[      ]

[      ]

Attn:  [      ]

Tel: [      ]

E-mail: [      ]

SECTION 18.    Governing Law.  This Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of Texas, without reference to its conflicts of law principles.

SECTION 19.    Choice of Forum.

(a)    Each of the parties hereto (i) submits to the exclusive jurisdiction of any state or federal court sitting in Dallas, Texas in any Legal Proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of any such Legal Proceeding may be heard and determined in any such court and (iii) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement (whether on the basis of a claim sounding in contract, equity, tort or otherwise) in any other court.  Each of the Parties agrees that a final judgment (subject to any appeals therefrom) in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)    Each of the Parties hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue in any Legal Proceeding arising out of or relating to this Agreement in any court specified in accordance with the provisions of Section 19(a). Each of the Parties hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum or forum nonconveniens to the maintenance of such Legal Proceeding in any such court.  Each of the parties hereby irrevocably and unconditionally consents to service of process by in the manner provided for notices in Section 17.  Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by law.

SECTION 20.    Severability. If any provision of this Agreement or the application thereof to any persons or circumstances is, to any extent, held invalid or unenforceable, the remainder of this Agreement or the application of such provision to persons or circumstances other than those as to which it is invalid or unenforceable will not be affected thereby, and each provision of this Agreement will be valid and enforceable to the extent permitted by law.

[signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the Effective Date.

Oncor electric delivery company llc,
a Delaware limited liability company

By:
Name:
Title:

SHARYLAND UTILITIES, L.P.,
a Texas limited partnership

By:
Name:
Title:

EXHIBIT A

Operations Services

Description of Service:

Oncor will provide Operations Services to SU for the SU Assets, consistent with the obligations and responsibilities of (i) a Transmission Operator as defined under the NERC rules and functional model and as defined under ERCOT Protocols and Operation Guides, and (ii) based on that certain Oncor and Sharyland NERC Compliance Roles and Responsibility Matrix for STX Assets and as determined by the Parties pursuant to Section 2.1(b) of this Agreement.  Such services will consist of remote performance of the following:

•	Monitoring and controlling of facilities;
•	Switching and restoration activities;
•	Clearance coordination;
•

System model management for telemetry only (SU shall submit required Network Operations Model Change Request or “NOMCR” data regarding topology and ratings changes to ERCOT and provide associated data to Oncor pursuant to Oncor’s requirements);

•	NERC compliance services;
•	Communications facilities;
•	Systems, tools, and software;
•	Transmission operations center infrastructure;
•	Operate and provide meter reads for Wholesale Distribution Substation Service meters;
•	Operate communications system for and certify ERCOT-polled settlement meters;
•	Training; and
•	Any other service or support required to safely and reliably operate the SU Assets as deemed necessary in the sole discretion of Oncor.

For the avoidance of doubt, the Parties agree that SU will be responsible for all physical work within the substation, including work involving the high-side of the substation arising from the Operations Services provided by Oncor.

Oncor will provide the Operations Services in order to ensure that operational standards (i) comport with all federal, state, and local requirements (including the rules and requirements of the National Electric Safety Code, FERC, NERC, and the PUCT), and (ii) are in accordance with Good Utility Practice and Oncor standards.

Oncor will not be required to provide Operations Services with respect to any asset (i) not contiguous to, or an Expansion or Upgrade of, the SU Assets, (ii) not located within the geographic area under the jurisdiction of ERCOT, or (iii) in which SU has no ownership interest.

Excluded Services:

Except as required to meet its obligations under or as specifically described in this Exhibit A, or Section 2 of the Agreement (or any services that SU and Oncor identify as described in Section 2.1(b)), Oncor will not be responsible for providing any service other than the Operations Services.  Services that will be the sole responsibility of SU include, but are not limited to:

•	transmission planning services, including but not limited to planning for the Expansion of SU Assets, receiving and managing generation interconnection requests, ERCOT and utility requests, etc.;

•	management and submission of facility modeling, rating, and topology information as described in section 3.7.2 and section 5 of the ERCOT Nodal Operating Guide;
•	engineering and construction services for any substation or transmission project;
•	system protection coordination;
•	system protection facility owner requirements as described in section 6 of the ERCOT Nodal Operating Guide;
•

maintenance services, including field operations work, scheduled maintenance, support work, or other actions that must be taken in the field (for example, inside SU stations or physical interactions with SU facilities);

•	billing services; and
•	PUCT regulatory affairs, including regulatory reporting, regulatory relations, regulatory filings, and regulatory communications.

Cost of Service:

Oncor will provide the Operations Services, pursuant to Section 3 of the Agreement, at cost, without a mark-up or profit, and will be no higher than the fees Oncor charges to its other Affiliates as defined by PURA and PUCT rules, or the fees Oncor would charge to third parties.  Any assigned costs associated with the Operations Services will be assigned to SU on a basis consistent with PUCT rules and precedent.  In addition, Oncor will provide support to SU related to SU’s recovery of all costs associated with the Operations Services.  Such support shall include, but not be limited to:

•	preparing and providing invoices and other cost information detailing the costs of services;
•	preparing and providing operational data reasonably necessary for regulatory filings and proceedings; and
•

testimony and any related support documentation for any reasonably necessary regulatory filings or proceedings, including but not limited to base-rate case proceedings and interim transmission cost of service filings.

Termination

•	Oncor may terminate its obligation to perform all or part of the Operations Services by providing written notice to SU of the occurrence of any of the following:

(a)          a change in Law or other regulatory requirement such that, in order to continue to provide the Operations Services, Oncor, its Affiliates, ERCOT, or ERCOT assets would become subject to jurisdiction of FERC that did not exist immediately before consummation of the Transactions;

(b)          the sale of Oncor or of all or substantially all of its business to a Third Party or other Oncor change of control;

•	Any termination of Operations Services is subject to the terms of Section 11 in the Agreement addressing the transition of services.

Primary Contacts:

Oncor:	[ ]
	Ph. #:	[ ]
	Email:	[ ]

SU:	[ ]
	Ph. #:	[ ]
	Email:	[ ]